UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 11)

SOUTHWEST GAS HOLDINGS, INC.

(Name of Subject Company)

IEP UTILITY HOLDINGS LLC

ICAHN ENTERPRISES HOLDINGS L.P.

ICAHN ENTERPRISES L.P.

ICAHN ENTERPRISES G.P. INC.

BECKTON CORP.

CARL C. ICAHN

(Names of Filing Persons) (Offerors))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

844895102

(CUSIP Number of Class of Securities)

Jesse Lynn, Esq.

Icahn Enterprises L.P.

16690 Collins Avenue, Suite PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,311,480,600.00	$399,675

*

The calculation of the Transaction Valuation is based on 60,385,084 Shares outstanding as of October 29, 2021, as disclosed by Southwest Gas Holdings, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, as filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2021. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation reflects the product of (A) 57,486,408, which is the total number of shares of common stock, $1.00 par value per share, of Southwest Gas Holdings, Inc. outstanding (the “Shares”), which are not beneficially owned by affiliates of IEP Utility Holdings LLC (calculated as the difference between 60,385,084, the total number of outstanding Shares, and 2,898,676, the number of Shares that are beneficially owned by affiliates of IEP Utility Holdings LLC) and (B) $75.00, which is the per Share tender offer price.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory # 1 for Fiscal Year 2022 issued by the SEC, by multiplying the Transaction Valuation by 0.0000927.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $399,675	Filing Party: IEP Utility Holdings LLC
Form of Registration No.: Schedule TO	Date Filed: October 27, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 11 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2021 (as hereby amended and supplemented and together with any subsequent amendments and supplements thereto, this “Schedule TO”), which relates to the tender offer by IEP Utility Holdings LLC, a Delaware limited liability company (the “Offeror”), to purchase any and all of the issued and outstanding shares of the common stock, par value $1.00 per share (the “Common Stock”), of Southwest Gas Holdings, Inc., a Delaware corporation (the “Company” or “Southwest Gas”), including the associated rights issued pursuant to the Rights Agreement, dated October 10, 2021 (as it may be amended from time to time, the “Rights Agreement”), between the Company and Equiniti Trust Company, as rights agent, that are issued and outstanding (the “Rights” and, together with the Common Stock, the “Shares”), for $75.00 per Share in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2021 (the “Offer to Purchase”), the related letter of transmittal (the “Letter of Transmittal”), and the Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”, which, together with the Offer to Purchase, the Letter of Transmittal and the other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by the addition of the following:

1. On December 7, 2021, the Offeror mailed a Supplement to the Offer to Purchase (the “Supplement”) to the stockholders of Southwest Gas Holdings, Inc. A copy of the Supplement is filed herewith as Exhibit (a)(1)(T) and incorporated herein by reference.

2. All descriptions and references in respect of the Expiration Date in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended to reflect the following:

“The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on December 27, 2021, unless the Offer is extended (such date and time, as it may be extended, the “Expiration Date”) or earlier terminated in the event that a condition to the Offer becomes incapable of being satisfied.”

3. The sixth paragraph on page 12 in Section 1 (Terms of the Offer) of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“If, on the Expiration Date, any or all of the Offer Conditions have not been satisfied or waived, the Offeror reserves the right, subject to complying with applicable federal securities laws and the rules and regulations of the SEC thereunder (the “Securities Laws”) and the rules and regulations of the NYSE, to: (i) decline to purchase any of the Shares tendered, terminate the Offer and return all tendered Shares to tendering stockholders; (ii) waive any of the Offer Conditions (subject to the terms of Section 14 hereof) and purchase all Shares validly tendered; (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended (which may delay acceptance for payment of, and the payment for, any Shares); and (iv) amend the Offer, including by increasing the consideration offered, in each case, by giving oral or written notice of such waiver, extension or amendment to the Depositary and making a public announcement thereof. In addition, the Offeror may extend the Offer for any period required by the Securities Laws or the staff of the SEC or as required by applicable law. If any of the conditions to the Offer becomes incapable of being satisfied and such condition may not be waived by the Offeror, then the Offer will not be able to be completed.”

4. All descriptions and references in respect of Icahn Enterprises Holdings L.P. as a co-bidder in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended to reflect the following:

“IEP Utility Holdings LLC, a Delaware limited liability company, or the Offeror, is a wholly-owned subsidiary of Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”). The Offeror was formed solely for the purpose of making the Offer. To date, the Offeror has not carried on any activities other than those related to its formation and the Offer. Icahn Enterprises Holdings has agreed to provide the necessary funding to the Offeror in order to consummate the Offer. The Offeror is the sole bidder in the Offer. However, due to their relationship to the Offeror, the following persons may be deemed to be Offering Persons in connection with the Offer: Icahn Enterprises Holdings, Icahn Enterprises L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn. The Offeror is affiliated with Carl C. Icahn.”

5. Schedule I of the Offer to Purchase is hereby amended to reflect the foregoing:

“Effective as of November 8, 2021, Mr. David Willetts was appointed as the President and Chief Executive Officer of each of IEP Utility Holdings LLC (the Offeror) and Icahn Enterprises G.P. Inc. Prior to this time, Mr. Willetts served as the Chief Financial Officer of each of these entities. Effective as of November 8, 2021, Mr. Aris Kekedjian resigned from his positions with each of each of IEP Utility Holdings LLC (the Offeror) and Icahn Enterprises G.P. Inc. Effective as of November 8, 2021, Mr. Ted Papapostolou was appointed as the Chief Financial Officer of each of IEP Utility Holdings LLC (the Offeror) and Icahn Enterprises G.P. Inc. Prior to this time, Mr. Papapostolou served as the Chief Accounting Officer and Secretary of each of these entities and Mr. Papapostolou will continue to serve in these roles. Effective as of December 1, 2021, the board of directors of Icahn Enterprises G.P. Inc. appointed Mr. Papapostolou to the board, filling a vacancy on the board resulting from the resignation of Mr. Kekedjian.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Exhibit

(a)(1)(T)	Supplement to Offer to Purchase, dated December 7, 2021

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2021	IEP UTILITY HOLDINGS LLC

By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Financial Officer

ICAHN ENTERPRISES L.P.

By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Financial Officer

BECKTON CORP.

By:	/s/ Irene March
Name: Irene March
Title: Vice President

/s/ Carl C. Icahn
Carl C. Icahn